Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK
The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and is qualified in its entirety by our Second Amended and Restated Articles of Incorporation, as amended (our “Articles of Incorporation”), our Fifth Amended and Restated Bylaws (our “Bylaws”) and the Investor and Registration Rights Agreement dated January 15, 2021. We urge you to read our Articles of Incorporation and our Bylaws, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the applicable provisions of Virginia law.
As of February 26, 2021, our authorized capital stock was 50,000,000 shares. Those shares consisted of 5,000,000 authorized shares of preferred stock (par value $0.01 per share), of which 225,481.09 shares were outstanding as of February 26, 2021, and 45,000,000 authorized shares of common stock (par value $0.01 per share), of which 15,266,598 shares were outstanding as of February 26, 2021.
Our common stock is quoted on the Nasdaq Global Select Market under the symbol “PVAC.”
Common Stock
Dividends
Subject to the rights of any series of preferred stock that we may issue, the holders of common stock may receive dividends when declared by the Board. Dividends may be paid in cash, in property or in shares of stock, or in any combination thereof.
Fully Paid
All outstanding shares of common stock are fully paid and non-assessable.
Voting Rights
Subject to the special voting rights of any preferred stock that we may issue, the holders of common stock may vote one vote for each share held together as a single class in the election of directors and on all other matters voted upon by our shareholders. Currently, the common stock and Series A preferred stock vote together as a single class in the election of directors and on all other matters voted upon by our shareholders. In uncontested elections, directors are elected by a majority of the votes cast in the election for such director nominee; in contested elections, directors are elected by a plurality of the votes cast in the election for such director nominee. Holders of common stock may not cumulate their votes in the elections of directors. The affirmative vote of more than two-thirds of our outstanding shares of common stock is required for amendments to our Articles of Incorporation, the approval of mergers, statutory share exchanges, certain sales or other dispositions of assets outside the usual and regular course of business, conversions, domestications and dissolutions. However, holders of our common stock are not entitled to vote on any amendment to our Articles of Incorporation that relates solely to the terms of any one or more series of preferred stock. The affirmative vote of at least 67% of our outstanding shares of common stock is required to amend the “Corporate Opportunity” provisions of our Articles of Incorporation. All other matters to be voted on by shareholders must be approved by a majority of the votes cast on the matter.
Liquidation Rights
If we dissolve our business, either voluntarily or not, holders of common stock will share equally in the assets remaining after we pay our creditors and preferred shareholders.
Other Rights

Exhibit 4.1
The holders of common stock have no preemptive rights to purchase our shares of common stock. Shares of common stock are not subject to any redemption or sinking fund provisions and are not convertible into any of our other securities.

Preferred Stock
The Board is authorized, without approval of shareholders, to issue one or more series of preferred stock. Subject to the provisions of our Articles of Incorporation and limitations prescribed by law, the Board may adopt an amendment to our Articles of Incorporation setting the number of shares of each series and the rights, preferences and limitations of each series, including the dividend rights, voting rights, conversion rights, redemption rights and any liquidation preferences of any wholly unissued series of preferred stock, the number of shares constituting each series and the terms and conditions of issue.
Undesignated preferred stock may enable the Board to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of our common stock. For example, any preferred stock issued may rank prior to our common stock as to dividend rights, liquidation preference or both, may have full or limited voting rights and may be convertible into shares of common stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of our common stock or any existing preferred stock.
Series A Preferred Stock
On the Closing Date, we issued 225,481.09 shares of Series A preferred stock. Our Series A preferred stock may only be issued to and registered in the name of JSTX Holdings, LLC (“JSTX”), Rocky Creek Resources, LLC (“Rocky Creek”), their respective successors and permitted assigns (as governed by our Articles of Incorporation).
Each 1/100th of a share of our Series A preferred stock entitles the holder to one vote on all matters submitted to a vote of the holders of the Company’s common stock, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of the Company’s common stock into a greater or lesser number of shares.
Shares of our Series A preferred stock are non-economic interests in the Company, and no dividends can be declared or paid on the Series A preferred stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, after payment or provision for payment of the debts and other liabilities of the Company, the holder of our Series A preferred stock shall be entitled to receive, out of the assets of the Company or proceeds thereof available for distribution to shareholders of the Company, before any distribution of such assets or proceeds is made to or set aside for the holders of our common stock and any other stock of the Company ranking junior to our Series A preferred stock as to such distribution, payment in full in an amount equal to $0.01 per share of Series A preferred stock.
Our Series A preferred stock is not convertible into any other security of the Company. However, if a holder exchanges one common unit of the Partnership in exchange for one share of our common stock, it must also surrender to us 1/100th of a share of our Series A preferred stock for each common unit exchanged.
Anti-Takeover Provisions
Certain provisions in our Articles of Incorporation and our Bylaws, as well as certain provisions of Virginia law, may make more difficult or discourage a takeover of our business.
Certain Provisions of Our Articles of Incorporation and Our Bylaws

Exhibit 4.1
Shareholder Action by Unanimous Consent. Any action that could be taken by shareholders at a meeting may be taken, instead, without a meeting and without notice if a consent in writing is signed by all the shareholders entitled to vote on the action.
Blank Check Preferred Stock. Our Articles of Incorporation authorize the issuance of blank check preferred stock. As described above under “—Preferred Stock,” the Board can set the voting rights, redemption rights, conversion rights and other rights relating to such preferred stock and could issue such stock in either private or public transactions. In some circumstances, the blank check preferred stock could be issued and have the effect of preventing a merger, tender offer or other takeover attempt that the Board opposes.
Vacancies in the Board. Subject to the rights of any preferred stock, any vacancy in the Board resulting from any death, resignation, retirement, disqualification, removal from office or newly created directorship resulting from an increase in the authorized number of directors or otherwise may be filled by majority vote of the remaining directors then in office, even if less than a quorum, or shareholders.
Special Meetings of Shareholders. Special meetings of shareholders may be called at any time and from time to time only upon the written request of the Board, the chairman of the Board or the holders of a majority of our outstanding common stock.
Advance Notice Requirements for Shareholder Director Nominations and Shareholder Business. Our Bylaws require that advance notice of shareholder director nominations and shareholder business for annual meetings be made in writing and given to our corporate secretary, together with certain specified information, not less than 90 days nor more than 120 days before the anniversary of the immediately preceding annual meeting of shareholders, subject to other timing requirements as specified in our Bylaws.

Virginia Anti-Takeover Statutes and Other Virginia Laws
Control Share Acquisitions Statute. Under the Virginia control share acquisitions statute, shares acquired in an acquisition that would cause an acquiror’s voting strength to meet or exceed any of three thresholds (20%, 33 1/3% or 50%) have no voting rights unless (1) those rights are granted by a majority vote of all outstanding shares other than those held by the acquiror or any officer or employee director of the corporation or (2) the articles of incorporation or bylaws of the corporation provide that the provisions of the control share acquisitions statute do not apply to acquisitions of its shares. An acquiring person that owns five percent or more of the corporation’s voting stock may require that a special meeting of the shareholders be held to consider the grant of voting rights to the shares acquired in the control share acquisition. This regulation was designed to deter certain takeovers of Virginia public corporations. Virginia law permits corporations to opt out of the control share acquisition statute. We have not opted out.
Affiliated Transactions. Under the Virginia anti-takeover law regulating affiliated transactions, material acquisition transactions between a Virginia corporation and any holder of more than 10% of any class of its outstanding voting shares are required to be approved by the holders of at least two-thirds of the remaining voting shares. Affiliated transactions subject to this approval requirement include mergers, share exchanges, material dispositions of corporate assets not in the ordinary course of business, any dissolution of the corporation proposed by or on behalf of a 10% holder or any reclassification, including reverse stock splits, recapitalization or merger of the corporation with its subsidiaries, that increases the percentage of voting shares owned beneficially by a 10% holder by more than five percent. For three years following the time that a shareholder becomes an interested shareholder, a Virginia corporation cannot engage in an affiliated transaction with the interested shareholder without approval of two-thirds of the disinterested voting shares and a majority of the disinterested directors. A disinterested director is a director who was a director on the date on which an interested shareholder became an interested shareholder or was recommended for election or elected by a majority of the disinterested directors then on the board. After three years, the approval of the disinterested directors is no longer required. The provisions of this statute do not apply if a majority of disinterested directors approve the acquisition of shares making a person an interested shareholder. As permitted by Virginia law, we have opted out of the affiliated transactions provisions.

Exhibit 4.1
Director Standards of Conduct
Under Virginia law, directors must discharge their duties in accordance with their good faith business judgment of the best interests of the corporation. Directors may rely on the advice or acts of others, including officers, employees, attorneys, accountants and board committees if they have a good faith belief in their competence. Virginia law provides that, in determining the best interests of the corporation, a director may consider the possibility that those interests may best be served by the continued independence of the corporation.